FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of an announcement on 13.21% increase of power generation in 2007 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on January 10, 2008.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)

POWER GENERATION INCREASES 13.21% IN 2007

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation for 2007.

Based on the Company’s preliminary statistics, as of 31 December 2007, the Company’s total power generation based on a consolidated basis amounted to 173.688 billion kWh, an increase of 13.21% (excluding Sichuan Hydropower) over the same period last year. The power generation of Yuhuan Power Plant, Yingkou Power Plant, Luohuang Power Plant, Huaiyin Power Plant and Taicang Power Plant increased significantly as compared to the same period last year.

The increase in power generation of the Company’s power plants was mainly attributable to the following reasons:

1.
The Company has further reinforced the sales effort, and adopted effective sales and marketing strategies and measures, thereby fully utilizing the competitive advantages of the Company’s power plants and bringing forward a relatively rapid growth of the Company’s power generation.

2.
The continued economic growth in the regions where the Company’s power plants are located provided an increase in power demand and room for increasing the power generation of the Company’s power plants.

3.
The stable operation of the newly operated generating units played a key role in increasing the Company’s power generation. In addition, the Company’s newly acquired Jinling Power Plant also contributed to the growth of the Company’s power generation.

The power generation of each of the Company’s power plants in 2007 was listed below (in billion kWh):

Dalian	10.227	Taicang	10.817
Fuzhou	8.136	Huaiyin	8.539
Nantong	8.345	Yushe	5.692
Shangan	7.216	Qinbei	7.120
Shanghai Shidongkou Second	7.957	Xindian	4.785
Shantou Coal-fired	7.408	Yingkou	6.207
Dandong	4.941	Jinggangshan	3.527
Nanjing	3.658	Yueyang	6.748
Dezhou	13.22	Luohuang	11.241
Jining	2.579	Pingliang	8.110
Weihai	4.075	Shanghai Combined Cycle	0.533
Shanghai Shidongkou First	6.990	Yuhuan	11.772
Changxing	1.603	Jinling	2.242

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC
10 January 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    January 11, 2008